July 31, 2006

Susann Reilly, Esq.

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3561

Washington, DC 20549

Re:	Signet International Holdings, Inc.
Form SB-2 filed June 2, 2006
File No. 333-134665

Dear Ms. Reilly:

We represent Signet International Holdings, Inc. (the “Company”). We are in receipt of your letters dated July 10, 2006 and July 11, 2006 and the following sets forth the Company’s responses thereto:

Comment Letter Dated July 10, 2006

General

1.

We note that the registration statement registers the resale of 2,449,000 shares of common stock, or approximately 63% of the 3,852,000 shares of common stock outstanding. It appears that this resale transaction of this amount may be, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering would not appear permissible. Therefore it would appear that the shares being offered must be sold at a fixed price for the duration of the offering. Please revise or provide a detailed analysis, if you feel this position does not apply to you.

ANSWER:	The Company has reduced the number of shares it is registering to 1,224,500 shares which represents approximately 32% of the 3,852,000 total outstanding shares of the Company.

Registration Statement Cover Page

2.	Please include the name, address and telephone number of the agent for service.

ANSWER:

The cover page of the registration statement has been amended to disclose that the name, address and telephone number of the agent for service is Ernie Letiziano, Chief Executive Officer, 205 Worth Avenue, Suite 316 Palm Beach, Florida 33480, (561) 832-2000.

Cover Page of the Prospectus

3.	Highlight the cross-reference to the risk factors by prominent type or in another manner.

ANSWER:	The cover page of the prospectus has been amended to highlight the cross-reference to the risk factors by capitalizing and emboldening such language.

4.	Clarify on the cover page, the summary and in the business section, that you do not have international operations.

ANSWER:	The cover page of the prospectus, summary, and business sections have been revised to disclose that the business does not have international operations.

Table of Contents

5.	Please include page numbers throughout the prospectus.

ANSWER:	Page numbers have been included throughout the prospectus.

Outside Back Cover Page of the Prospectus

6.	Please remove from the first paragraph the statement: “or that we have referred you to” or explain supplementally.

ANSWER:	This statement has been removed from the outside back cover page of the prospectus.

Summary Information

7.	Disclose that the predecessor company, 51142 Inc., was a blank check company.

ANSWER:	This section of the registration statement has been revised to disclose that the Company’s predecessor company, 51142, Inc. was a blank check company.

8.

Please clarify the transaction(s) that resulted in your acquiring Signet Entertainment Corp. The first paragraph indicates that Signet acquired all of the common stock of 51142 for $36,000 cash. The second paragraph indicates that the company (Signet International Holdings, formerly 51142 Inc.) acquired all of the issued and outstanding preferred and common stock of Signet Entertainment Corp. for a total of 3,421,000 shares of common stock and 5 million shares of preferred stock. Elsewhere in the prospectus, the disclosure indicates 2,118,000 shares of common stock were issued in the share exchange. Please clarify the series of transactions and the reason(s) for each. Disclose the material terms of these transactions. Reconcile the disclosure throughout the prospectus.

ANSWER:

The Company is not registering all 3,421,000 shares of common stock issued pursuant to the acquisition of Signet Entertainment Corp. Rather, the Company is registering only 2,118,000 of such shares. Therefore, the disclosure regarding 2,118,000 shares appears in the “Selling Security Holders” section because this is the number of shares that were issued pursuant to the share exchange that are being registered in this registration statement.

The reasons for the acquisitions are as follows: Signet Entertainment Corp. purchased all of the issued and outstanding shares of 51142 for purposes of acquiring a reporting company. Next, the Company entered into the share exchange with Signet Entertainment Corp. in order to acquire Signet Entertainment Corp. as a wholly-owned operating subsidiary of the Company. Thus, the Company is the publicly reporting holding company of the wholly-owned, operating subsidiary,

9.

We note the statement that your network “will cover major Poker and Blackjack tournaments as well as other major high stakes casino games.” Please disclose whether you have entered into any agreements that will provide you will the ability to air these major tournaments. We may have further comment.

ANSWER:

This section of the registration statement has been revised to disclose that neither the Company nor its partner, Triple Play, have made formal arrangements with any other domestic or foreign production company to uplink or to receive any programming nor any agreement with any casino business or entity, nor any agreements to air any tournaments.

10.	Explain the statement that the network will cover other major sports events “via satellite and cable.” Will the Poker and other casino tournaments not also be covered by satellite and cable?

ANSWER:

This section of the registration statement has been revised to disclose that the Company will cover all events via satellite and cable, including poker and other casino tournaments once satellite and cable contracts have been executed

11.	Explain the reference to “selected global events which have a sports and entertainment format.”

ANSWER:

This section of the registration statement has been revised to disclose that “selected global events which have a sports and entertainment format” include: sports awards ceremonies; entertainment award ceremonies; celebrity sports events; celebrity gaming events; and other interesting and newsworthy events, foreign and domestic, the Company believes will appeal to its viewers.

12.

Clarify that you have not commenced operations, that you need additional capital to commence operations, there is no guarantee you will generate any revenues and that the independent accountants have expressed substantial doubt about the company’s ability to continue as a going concern.

ANSWER:

This section of the registration statement has been amended to disclose that the Company needs capital to commence operations, that there is no guarantee the Company will generate any revenues and that the independent accountants have expressed substantial doubt about the Company’s ability to continue as a going concern.

13.	We note the disclosure about how you will generate revenues. Given the current development stage of the company, make clear there is no guarantee you will generate any revenues.

ANSWER:	This section of the registration statement has been amended to disclose that there is no guarantee the Company will generate any revenues.

14.

Explain what LPTV stations are. Also, clarify whether you have entered into any negotiations or agreements, preliminary or otherwise, to purchase such stations. Lastly, remove the statement that “several LPTV stations broadcast in excess of 1,000,000 TV Households.”

ANSWER:

This section of the registration statement has been revised to explain what LPTV stations are and that the company has not entered into any negotiations or agreements, preliminary or otherwise, to purchase or otherwise acquire such stations. Furthermore, the statement that “several LPTV stations broadcast in excess of 1,000,000 TV Households” has been removed from the registration statement.

Risk Factors

15.	Remove the reference to other filings in the intro to the risk factors.

ANSWER:	Reference to other filings has been removed from the intro to the risk factors.

16.	Explain the reference in risk factor one to expanding or maintaining your operations, in light of the fact that you have not yet commenced operations.

ANSWER:	Reference to “maintaining our operations” has been removed from this risk factor.

17.	Add risk factors discussing your lack of an operating history, the operating losses to date and the going concern.

ANSWER:	This section has been revised to include risk factors discussing the Company’s lack of an operating history, the operating losses to date, and the going concern.

18.	Please include in the subheading of the third and fourth risk factors the risk to the company and/or investors.

ANSWER:	The subheadings in the third and fourth risk factor have been revised to disclose the risks poses to the Company and/or investors.

19.

The subheading to risk factor two, the inability to hire and retain key personnel, does not reflect the risk discussed in the narrative, the dependence upon your key employee, Mr. Letiziano. This risk is already covered in risk factor five. Please revise risk factor two to specifically discuss the risk referred to in the subheading and focus on the impact or risk to your company.

ANSWER:	This risk factor has been amended to reflect that failure to hire and retain skilled personnel could require the Company to diminish or suspend its developmental strategy.

20.	Explain the “Acquisition” referred to in risk factor three.

ANSWER:	This disclosure was made in error and therefore removed from the registration statement. The Company has not acquired an FCC license.

21.

We note the statements in numerous risk factors that the risk will “affect,” “adversely affect,” or “impact” your business. Please revise to remove such generic disclosure and state the specific risk to the company and/or investors.

ANSWER:	This registration statement has been amended to more specifically state the risks to the Company and investors.

22.	Revise the subheading to risk factor seven to clarify that there is currently no public market.

ANSWER:	This risk factor has been revised to clarify that there is currently no public market for the Company’s securities.

23.	Risk factors eight, nine and eleven are generic risks and should be removed. Relocate the disclosure in risk factor eleven relating to penny stock to later in the prospectus.

ANSWER:	The registration statement has been revised to remove risk factors eight, nine, and eleven. The section “Penny Stock Considerations” addresses the issues raised in former risk factor eleven.

Selling Security Holders

24.	Identify the control person(s) for those selling shareholders that are entities.

ANSWER:	The registration statement has been revised to identify the control person(s) for those selling shareholders that are entities.

25.	Please disclose how each of the selling shareholders obtained his or her stock.

ANSWER:	The registration statement has been revised to disclose how each shareholder received the shares being registered.

26.	Disclose any relationship between the selling shareholders.

ANSWER:	The registration statement has been revised to disclose any relationship between the selling shareholders.

27.	Clarify whether Mr. Letiziano is a broker-dealer or affiliate of a broker-dealer.

ANSWER:	The registration statement has been revised to clarify that Mr. Letiziano is not a broker-dealer.

28.	Please disclose how you propose to reflect any changes in selling security holders.

ANSWER:

The registration statement has been amended to disclose that “absent circumstances indicating that the change is material, the change may be reflected by the filing of a Rule 424(b) prospectus supplement describing the change and setting forth the information required by Item 507 of Regulation S-B. This assumes the change does not involve increasing the number of shares or dollar amount registered.”

29.	We note the shares of Mr. Freeman included in the selling shareholders table. Disclose how Mr. Freeman received these shares. We may have further comment.

ANSWER:

This section of the registration statement has been revised to disclose that Mr. Freeman Mr Freeman is a member of the Triple Play Media Management team, and that he received his shares pursuant to the share exchange between the Company and Signet Entertainment Corp. Mr. Freeman originally received 50,000 of such shares from Signet Entertainment Corporation pursuant to the agreement with Triple Play. The remaining 1,000 shares were purchased pursuant to Signet Entertainment Corporation’s private placement in exchange for cash consideration of $0.01 for an aggregate of $10.

Plan of Distribution

30.

Please disclose that the selling shareholders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. Also, discuss the impact of Regulation M upon the selling shareholder offering.

ANSWER:	The registration statement has been amended to in accord with the above.

Directors, Executive Officers, Promoters and Control Persons

31.	Remove the promotional disclosure regarding Ringside International Broadcast Corporation.

ANSWER:	The promotional disclosure regarding Ringside International Broadcast Corporation has been removed.

32.	Disclose the amount and percent of time Mr. Letiziano devotes to your company.

ANSWER:	This section of the registration statement has been revised to disclose that Mr. Letiziano devotes 100% of his time to the Company

33.	Please revise this section, and disclosure throughout the prospectus, to avoid references to current “officers” and “directors,” since the company has only one officer and director.

ANSWER:	The registration statement has been revised to avoid references to current “officers” and “directors.”

34.	Please describe in greater detail Mr. Letiziano’s current work as an “international monetarist.”

ANSWER:	This section of the registration statement has been revised to disclose that Mr. Letiziano no longer is an “international monetarist.”

Security Ownership of Certain Beneficial Owners and Management

35.

Revise the ownership table to attribute ownership of the shares held by spouses to the corresponding beneficial owners. Refer to Securities Act Release No. 33-4819 (“a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children”).

ANSWER:

None of the individuals listed in this table qualify as a beneficial owner under Securities Act Release No. 33-4819. Mr. Letiziano, Ms. Hillabrand, and Mr. Grad do not have any spouses or minor children that hold shares in the Company.

36.

It appears that Signet Entertainment Corp. is controlled by Mr. Letiziano and should be included in the amount listed in the beneficial ownership table. The nature of the ownership should be included in a footnote.

ANSWER:

This section of the registration statement has been revised to disclose that Mr. Letiziano is the beneficial owner of the 100,000 shares of the Company’s common stock owned by Signet Entertainment Corp.

37.	Please provide the address for each beneficial owner. The company’s address may only be used for officers and directors.

ANSWER:	This section has been amended to disclose the addresses of each beneficial owner.

38.	Please update the beneficial ownership table in light of the shares issued on June 30, 2006 pursuant to exhibit 10.3.

ANSWER:	Such shares have not yet been issued and therefore have not been included.

Description of Securities

39.

We note that 5 million shares of preferred stock are issued and outstanding. Please revise this section to clearly indicate the material rights of the preferred stock issued and outstanding. Consider whether the beneficial ownership table should be revised in light of these rights.

ANSWER:

This section has been revised to disclose that Holders of shares of preferred stock are entitled to ten votes for each share on all matters to be voted on by the stockholders. Holders of preferred stock do not have cumulative voting rights. Holders of preferred stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of preferred stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of preferred stock are fully paid and non-assessable. Holders of preferred stock have no preemptive rights to purchase our preferred stock. There are no conversion or redemption rights or sinking fund provisions with respect to the preferred stock.

Business of Issuer

40.	Please state if true, that you are not a blank check company, as defined by Rule 419 and that you will not enter into a business combination.

ANSWER:

The registration statement has been revised to disclose that it is the Company’s opinion that it is not a blank check company as defined by Rule 419 and that, although a part of the Company’s business plan includes the acquisition of other entities, this is not the Company’s primary business and the Company may never complete any such acquisition. Any such acquisition would be contemplated only so far as such acquisition would further the Company’s business plan of launching a television broadcasting company. The Company currently has no intention to enter into any acquisition that requires Mr. Letiziano, the Company’s sole officer and director, to give up voting control of the Company’s stock or requires his resignation as the Company’s officer or director. In the event the Company acquires other entities in the future, Mr. Letiziano will maintain his ownership interest as well as his positions with the Company as full-time Chief Executive Officer and majority stockholder.

41.

We note the disclosure that you issued 3,421,000 shares of common stock and 5 million shares of preferred stock in the stock purchase agreement. Exhibit 2.2 does not refer to the 5 million shares of preferred stock. Please advise.

ANSWER:	The exhibit filed with the initial registration statement was included in error. The correct exhibit is filed with this amended registration statement

42.

Disclose the material terms of the agreements with Triple Play Media and Big Vision. For instance, we note that the agreement with Triple Play was in 2002 and that at the time of the agreement Triple Play was “a corporation to be formed.” Also, it appears that the agreement with Triple Play was with a significant shareholder of SIG. Please disclose.

ANSWER:	This section of the registration statement has been revised to disclose the material terms of the Triple Play and Big Vision agreements.

43.

We note that the agreement with Triple Play was entered into on September 23, 2002. SIG was not incorporated until October 17, 2003. Please explain whether there were any predecessors to SIG. If so, disclose the material terms as required by Item 101(a) of Regulation S-B. We may have further comment.

ANSWER:	The date was incorrectly entered and has since been corrected. Please reference the updated exhibit filed in conjunction with this amendment to the Form SB-2.

44.	Explain the reference to Triple Play providing programming content. The management agreement filed as exhibit 10.1 does not provide for programming.

ANSWER:

The registration statement has been revised to disclose that Triple Play will produce television shows (programs) in the gaming and entertainment genre. Triple Play will also negotiate with rights-holders of old re-run television shows and provide these shows for additional programming.

45.	We note the $50,000 signing bonus to Mr. Grad, the guaranteed payment of $200,000 per year to Mr. Grad, moving and relocation costs and other benefits. Please disclose.

ANSWER:	The registration statement has been revised to disclose the consideration paid to Mr. Grad.

46.	Explain the reference to “most favored nation” basis.

ANSWER:

The registration statement has been revised to disclose that “Most favored nation” basis is a term used in the TV Production Industry to indicate that the rates charged by producers (in this case Big Vision) will be below fair-market rates, or at “wholesale” costs.

47.	Disclose the material terms of the April 13, 2006 agreement with Freehawk Productions.

ANSWER:

The registration statement has been revised to disclose that the Company’s agreement with FreeHawk dated April 13, 2006 provides for the purchase by the Company of the exclusive rights to 20 half-hour TV screen plays each with an additional 13 episodes. FreeHawk will receive $450,000 in cash and 550,000 shares of the Company’s common stock over a minimum of 36 months payments to be made subject to delivery of the screen plays as scheduled by the Company.

48.	Most of the programming purchased from Freehawk does not appear to fall within the gaming and sporting industry. Please discuss and explain the reason for the agreement. We may have further comment.

ANSWER:

The registration statement has been revised to disclose that FreeHawk has been creating and producing original programming (Drama, Comedy, Children and Reality shows) for the 25 years. It is management’s opinion that this content will enable Signet to appeal to a wider audience.

49.	Provide a detailed discussion of your proposed role in the business plan.

ANSWER:

The registration statement has been revised to disclose that Mr. Letiziano’s role is to implement the business plan. This will involve all the duties normally ascribed to a Chief Executive Officer for the day-to-day management of the business.

Programming

50.

Provide the basis for your belief that “this market is capable of producing substantial revenue based on the commercial advertising revenue potential of the hotel/casino/travel industry,” and that “the sales revenues from these industries alone, after the first year, will not only cover, operating costs and expenses thereafter, but also, within the next eighteen months, return sufficient revenue to pay for all of our initial capital expenditures” or remove.

ANSWER:	This statement has been removed from the prospectus.

51.

We note references to the World Series of Poker, championship Blackjack playoffs and other high stakes games. Clarify whether you have entered into any agreements for these programs. If not, remove specific references to tournaments, as these would appear to be promotional.

ANSWER:	This statement has been removed from the prospectus.

52.

We note the statement that Triple Play has been approached by “two of the largest syndicators who have expressed their eagerness to cooperate in our airing all of its college sports events, including the major conference playoffs.” Disclose whether you have entered into any negotiations or agreements with these two syndicators. Also, provide the basis for the statement that “these games will be aired in North America to a minimum of twenty million households, and to the ninety-eight million households in Europe” or remove. We may have further comment.

ANSWER:	This statement has been removed from the prospectus.

53.

Please explain the “Swimwear Pageants” reference. Is this a specific program or a general term? Disclose whether Triple Play has an agreement to “exclusively product” this “internationally popular program.

ANSWER:	This statement has been removed from the prospectus.

54.	Describe in detail your “network in the United States” and your “North America, European and South America satellite delivery systems.”

ANSWER:	This statement has been removed from the prospectus.

55.	Remove the disclosure regarding the evaluation and assessment by an independent appraiser of this programming. This would appear speculative.

ANSWER:	This statement has been removed from the prospectus.

56.	Provide the source of the statements made regarding the infomercial industry.

ANSWER:	This statement has been removed from the prospectus.

57.

Please provide the basis for the statement that Big Vision “enjoys the distinctive opportunity to produce, direct and televise most of the leading events in the sports and entertainment business” or remove.

ANSWER:	This statement has been removed from the prospectus.

58.	Please explain how Big Vision’s affiliation with Triple Play “assures uninterrupted local programming coverage.”

ANSWER:

The registration statement has been revised to disclose that a lot of the Company’s live programming will be originating from Las Vegas. This affiliation assures uninterrupted local programming from Las Vegas because Big Vision is a Las Vegas production company with on site editing facilities and distribution capabilities. The Company’s access to Big Vision’s studio and portable television equipment enables it to deliver the news-worthy Las Vegas events soon after their occurrence.

59.	Discuss how you plan to distribute your programming. We note that the LPTV stations are “another means for distributing” your programming.

ANSWER:

The registration statement has been revised to disclose that the Company plans to distribute its programming via in-home satellite services such as Direct TV, Dish Network, and digital cable companies, and additionally via LPTV’s.

60.	Provide the source of the information regarding LPTV.

ANSWER:

The registration statement has been revised to disclose that LPTVSTORE.com is the source of this information regarding LPTV’s. LPTVSTORE.com has provided the Company with copies of: LPTV Report, 1999, the trade magazine, Community TV Business News Letter 1999 revised edition published by Kompas Group, Inc..

61.	Explain how you plan to finance the purchase of LPTV stations. Is it likely that such purchase would result in a change in control? We may have further comment.

ANSWER:

The registration statement has been revised to disclose that the Company intends to acquire LPTV stations initially on a stock swap basis. Following additional funding from a secondary offering the Company will begin offering cash instead of or in addition to stock, for some of the stations the Company purchases.

62.	Provide the disclosure required by Item 101(b)(4) of Regulation S-B.

ANSWER:

The “Business of Issuer” section has been amended to include a sub-section entitled “Competition” in which the Company provides disclosure concerning the competitive climate of the entertainment industry as related to television broadcasting.

Low Power Television Stations

63.	Disclose whether you have taken any steps to acquire LPTV stations and, if yes, describe them in detail.

ANSWER:

The registration statement has been revised to disclose that the Company has taken preliminary steps in the acquisition process. These steps include: learning more about the LPTV industry, researching the fit of a number of opportunities with the Signet business plan, retaining counsel, developing a suitable stock swap agreement and ascertaining value of potential LPTV stations for sale. No negotiations, preliminary or otherwise, have taken place.

Digital Terrestrial Broadcasting Network

64.

Disclose the basis for your assertions in this section. If applicable, support your statements by supplementally providing us with copies of, or excerpts from, reports or publications which you reference. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is the belief of the registrant based on its experience in the industry, if true, and support such basis.

ANSWER:

The registration statement has been revised to disclose that the sources include: “Basic Satellite Operation” R.L. Godeman, DDS McGraw Hill, DTD- O’Lear, Artech & H Grouse 1999...”How Tv Works” By Gary Brown 2001.

Hi-Definition Television

65.

We note the reference to the proposal from a major satellite provider. Please disclose whether you have entered into a definitive agreement. If so, disclose the material terms of the proposal and identify the provider. If not, disclose the current status of negotiations. Also, revise the last sentence in view of the fact that you do not presently have “viewers throughout the world.”

ANSWER:

The registration statement has been revised to disclose that the Company has not yet entered into a definitive agreement with the major satellite provider. The Company therefore does not have viewers throughout the world at this stage.

Intellectual Properties

66.	Provide the disclosure required by Item 101(b)(8) and (9) of Regulation S-B.

ANSWER:

The “Business of Issuer” section has been amended to include a sub-section entitled “Government Regulation” in which the Company discloses that it is subject to current and future FCC rules and regulations.

67.	Please explain why your executive officer is not considered an employee. We may have further comment.

ANSWER:	This section has been revised to disclose that Mr. Letiziano is the Company’s sole employee as Chief Executive Officer.

Caution Regarding Forward-Looking Information

68.	We note your disclosure in the last sentence of this section. Please explain in light of the undertakings in Item 512 of Regulation S-B.

ANSWER:	The disclosure in the last sentence of this section has been removed.

Plan of Operation

69.

Please provide a detailed plan of operations required by Item 303(a) of Regulation S-B, first for the next twelve months and, then, to the point of generating revenues. Ensure that all milestones necessary to take your company to generating revenues are described, including details on how ‘you will accomplish your milestones. Ensure that you include the estimated costs associated with each milestone and a timeframe for each in weeks or months. Discuss how you plan to pay these estimated expenses. We may have additional comments.

ANSWER:	The registration statement has been revised to include a detailed plan of operations for the next twelve months and to the point of generating revenues.

70.

We note the statement that Mr. Letiziano has agreed to cover costs for operations until additional funds become available. Please disclose the material terms of this agreement and file as an exhibit. State whether this additional funding will consist of loans or will be a contribution to capital. Also, clarify whether Mr. Letiziano is legally obligated to provide such funding. State how the amount to be provided will be determined. We may have further comment.

ANSWER:	The registration statement has been revised to disclose that there is no agreement with Mr. Letiziano to provide funding.

71.	Disclose your current cash balance as of the most recent practicable date.

Explain the statement that “completion of your plan of operations may be subject to attaining adequate revenue and/or raising additional funds.” Do you currently have sufficient cash to start implementing your plan of operations and commence generating revenues?

ANSWER:	The registration statement has been revised to disclose that the cash balance at June 30, 2006 is $204,229.34. The Company has sufficient cash to start implementing its plan of operations.

72.	Please discuss the components that went into your determination that your operational and general and administrative expenses for the next twelve months would be $125,000.

ANSWER:	The registration statement has been revised to disclose that the components that went into the Company’s determination of required expenses include the following monthly costs:

Accounting Fees	$2,000
Legal fees	3,500
G&A	2,500
Travel & Surveys	1,500
Other Expenses	1,000
Total	$10,500

Capital Resources and Liquidity

73.

Clarify in the second paragraph that it is the independent auditors who have stated that there is substantial doubt about your ability to continue as a going concern. Also, disclose the reasons they have given for this conclusion.

ANSWER:

This section has been revised to disclose that the Company’s independent auditor’s have expressed substantial doubt about the Company’s ability to continue as a going concern and the reasons for such concern.

74.	Please explain the reference to any “business acquisition or combination transaction.” We may have further comment.

ANSWER:

The reference to any “business acquisition or combination transaction” refers to the Company’s plan to acquire LPTV stations or other business entities in furtherance of its business plan of creating a television broadcast network.

Certain Relationships and Related Transactions

75.	Please disclose that Richard Grad is the CEO of Triple Play and discuss the related party transactions.

ANSWER:	This section of the registration statement has been revised to disclose that Mr. Grad is the CEO of Triple Play and to discuss the related party transactions between the Company and Triple Play.

76.	Name the promoter(s) and provide the disclosure required by Item 404(d) of Regulation S-B

ANSWER:	The registration statement has been amended to disclose that the Company has not retained any promoters.

Executive Compensation

77.

We note that Mr. Letiziano’s salary has been deferred until the company is able to pay this amount. Please explain how this will be determined and who will make the determination. Explain how Mr. Letiziano’s salary is determined in light of the lack of an employment agreement.

ANSWER:

The Company will pay Mr. Letiziano his deferred compensation once the Company has generated sufficient positive cash flow from its operations. The Company's board of directors will determine when such cash flow will be sufficient.

Part II

Recent Sales of Unregistered Securities

78.

Discuss the basis for your reliance upon each exemption. State whether the investors were sophisticated and/or accredited. Clarify the information provided to the investors and clarify whether general solicitation or advertising were used in these offerings.

ANSWER:

The Form SB-2 as initially filed included the Company’s basis for reliance upon each exemption. Specifically, in connection with the shares issued pursuant to the share exchange, the Company relied on Section 4(2) of the Securities Act of 1933. The basis for same is explained after the list of shareholders whose shares were exchanged pursuant to the transaction. Also, the basis for the Company’s reliance on Rule 506 was set forth in the paragraphs following the list of shareholders who subscribed pursuant to same.

79.	Disclose the type of consideration received in each transaction, and if not cash, discuss the valuation.

ANSWER:

The registration statement has been amended to disclose that the Company received cash consideration of $1.00 per share for each share subscribed for pursuant to the Company’s private placement concluded in May 2006. In addition, the share exchange between the Company and Signet Entertainment Corporation was conducted on a share-for-share basis. Thus, for each share held in Signet Entertainment Corporation, a share of the Company’s common stock was issued.

80.	Discuss the private placements of the predecessor company for the past three years.

ANSWER:	The predecessor company, 51142, Inc., did not conduct any private placements.

81.	The May 2006 private placement involved eight investors. Please reconcile with the disclosure in your reliance upon Rule 506 that there were 41 investors. We may have further comment.

ANSWER:	The registration statement has been revised to disclose that there eight investors in the Company’s May 2006 Rule 506 offering of which six were accredited and two were sophisticated.

Exhibits

82.	Please provide the correct incorporation by reference for exhibit 2.2.

ANSWER:	An Amended Form 8-K has been filed with this registration statement, therefore the incorporation by reference is not necessary.

83.

We direct your attention to Item 601(b)(3) of Regulation S-B, which requires that each time the company files an amendment to its articles of incorporation, it must file a complete copy of the articles as amended. Please re-file the articles of incorporation, as amended.

ANSWER:	The Company is in the process of restating its certificate of incorporation and will file same as an exhibit to its next amendment.

84.	Please file as exhibits instruments defining the rights of security holders, in particular we note the preferred stock outstanding.

ANSWER:	The Company is in the process of restating its certificate of incorporation which sets forth the rights of the preferred stock and will file same as an exhibit to its next amendment.

85.	File a validly executed exhibit 10.3.

ANSWER:	An executed exhibit 10.3 is filed with this amendment to the registration statement.

86.	File the lease agreement as an exhibit.

ANSWER:

The registration statement has been amended to include a letter from the Company’s landlord setting forth the terms of the lease agreement. No formal agreement exists between the Company and the landlord.

87.	Please include exhibit 21 in the index of exhibits.

ANSWER:	Referenced to Exhibit 21 is included in this amendment to the registration statement.

88.

We note exhibits 99 are publicly available documents. While these do not appear to meet the requirements of Item 10 of Regulation S-B and should be removed as exhibits, please provide a legal analysis for the potential legal liability under the federal securities laws for such public disclosure. We may have further comment.

ANSWER:	Exhibit 99 has been removed from the Form Sb-2.

Signatures

89.	Include the signature of the chief accounting officer. See the “Instructions for Signatures” in Form SB-2.

ANSWER:	The Company’s sole officer, Ernie Letiziano, has signed the Form SB-2 has Principal Accounting officer.

Form 10-KSB for the fiscal year ended December 31, 2005

90.	Please apply the above comments on the Form SB-2 to the Form 10- KSB, as applicable.

ANSWER:	The Company will file an amended Form 10-KSB.

91.

Please explain why the company has checked the box that it is not a shell company as defined in Rule 12b-2 of the Exchange Act. The company only has nominal cash as its only asset. We may have further comment.

ANSWER:	The Form 10-KSB will be amended to disclose that the Company is a shell company as defined in Rule 12b-2 of the Exchange Act.

92.	The financial statements are part of the Form 10-KSB and therefore should be included before the signatures. Please revise.

ANSWER:	The Form 10-KSB will be amended in accord with the above.

Comment Letter Dated July 11, 2006

Financial Statements, page F-1

1.	Please note the updating requirements of Item 310(g) of Regulation S-B.

ANSWER:	If the Registration Statement is deemed effective prior to 8/14, no updating of the financials is required. If not and additional comments are issued, they will be updated in the next Amendment.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

2.

You have reported compensation expense related to common stock sold at less than fair value under the heading, “other income (expense),” outside of operations. Please revise to include the $56,430 charge for compensation expense in the appropriate line item under operating expenses (e.g. officer compensation or other general and administrative expenses).

ANSWER:	The registration statement has been amended per Staff request.

Note J.– Commitments, page F-I2

3.

Revise to include a discussion of your agreements with Triple Play and Big Vision to disclose any fees or other amounts that could be due to Triple Play and Big Vision. Also disclose the duration of each agreement, rights granted to you and any other significant terms and conditions. Revise to disclose the CEO of Triple Play, Richard Grad, is a related party and provide the disclosures required by SFAS 57, as applicable.

ANSWER:	The registration statement has been amended to include the additional footnote disclosure.

4.

In “Other Programming”, you state you have “reserved” six units of infomercials. Please tell us if you have executed an agreement to obtain the infomercials. If so, revise to discuss this agreement in the notes to the financial statements. Disclose any fees or other amounts that you could owe or have already paid, the duration of the agreement, rights granted to you and any other significant terms and conditions.

ANSWER:	This is a moot point due to better discussion in the text of the registration statement. No financial obligation ever existed related to this situation.

Exhibit 23

5.	A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

ANSWER:	A currently dated consent is provided as an exhibit to this amendment to the registration statement.

Please contact me if you have any further questions regarding this matter.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Peter D. Visalli

PETER D. VISALLI